EXHIBIT 10.1

2005 Base Salaries and Bonuses for Cleco Corporation Named Executive Officers

Name and Principal Position	2005 Base Salary	2005 Merit Lump-Sum Bonus	2005 AIP Target	2005-2007 LTIP Cycle		
				Number of Threshold Shares	Number of Target Shares	Number of Maximum Shares
David M. Eppler – President and Chief Executive Officer	$425,000	0	65%	4,784	15,946	31,892
Michael H. Madison – President and Chief Operating Officer (Cleco Power LLC)	$300,000	0	50%	2,477	8,255	16,510
Dilek Samil –Executive Vice President and Chief Financial Officer	$269,000	0	45%	2,019	6,729	13,458
R. O'Neal Chadwick, Jr. – Senior Vice President and General Counsel	$220,000	0	40%	1,321	4,403	8,806
Samuel H. Charlton III – Senior Vice President and Chief Operating Officer (Cleco Midstream Resources LLC)	$218,000	$10,000	40%	1,309	4,363	8,726
Catherine C. Powell – Senior Vice President Corporate Services	$190,000	$10,000	40%	1,284	4,278	8,556